[redacted]

08002860

082-34867

TRINIDAD
DRILLING LTD

TDG

SEC
Mail Processing
Section

MAY 14 2008

Washington, DC
101

Best Available Copy

May 8, 2008

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: Trinidad Drilling Ltd.

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Energy Services Income Trust's News Release dated May 8, 2008. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Regards,

Lisa Ciulka
Director of Investor Relations

PROCESSED
JUN 02 2008
THOMSON REUTERS

dlw 5/28

TRINIDAD DRILLING LTD

TDG

FOR IMMEDIATE RELEASE: Wednesday, May 7, 2008
TSX SYMBOL: TDG

TRINIDAD DRILLING LTD. ANNOUNCES FIRST QUARTER RESULTS – MARCH 31, 2008

The following is management's discussion and analysis ("MD&A") concerning the operating and financial results for the three months ended March 31, 2008, and its outlook based on information available as at April 30, 2008. The MD&A is based on the Trinidad Drilling Ltd. ("Trinidad" or the "Company") unaudited interim consolidated financial statements for the period ended March 31, 2008, which were prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). The MD&A should be read in conjunction with the audited consolidated financial statements of Trinidad Energy Services Income Trust (the "Trust") for the year ended December 31, 2007. Additional information is available on Trinidad's website (www.trinidaddrilling.com) and all previous public filings, including the most recently filed Annual Report and Annual Information Form, are available through SEDAR (www.sedar.com). As a result of Trinidad's conversion from an income trust to a corporation, effective March 10, 2008, references to the "Company", "shares", the "Incentive Options Plan" and "options" should be read as references to the "Trust", "units", "Unit Rights Incentive Plan" and "rights", respectively, for periods prior to March 10, 2008.

FINANCIAL HIGHLIGHTS
Three months ended March 31,

($ thousands except share and per share data)	2008	2007
Revenue	**219,651**	206,211
Gross margin (1)	**98,428**	93,017
EBITDA (1)	**88,669**	80,527
Per share (diluted) (1)	**0.86**	0.95
EBITDA before stock-based compensation (1)	**88,838**	81,302
Per share (diluted) (1)	**0.87**	0.96
Cash flow from operations	**47,972**	45,513
Per share (diluted)	**0.53**	0.54
Cash flow from operations before change in non-cash working capital (1)	**70,510**	72,810
Per share (diluted) (1)	**0.75**	0.86
Net earnings	**38,912**	41,943
Per share (basic)	**0.46**	0.50
Per share (diluted)	**0.44**	0.49
Net earnings before stock-based compensation (1)	**39,081**	42,718
Per share (diluted) (1)	**0.44**	0.50
Shares outstanding – basic (weighted average) (2)	**83,944,962**	83,796,732
Shares outstanding – diluted (weighted average) (2)	**102,627,104**	84,865,852

(1) Readers are cautioned that gross margin, EBITDA, EBITDA before stock-based compensation, cash flow from operations before change in non-cash working capital and net earnings before stock-based compensation and the related per share information do not have a standardized meaning prescribed by GAAP – See "Non-GAAP Measures".

(2) Basic shares include the weighted average number of shares outstanding over the period. Diluted shares include the weighted average shares outstanding over the period and the dilutive impact, if any, of the deemed conversion of convertible debentures and the shares issuable pursuant to the Incentive Option Plan. Interest expense incurred on the dilutive convertible debentures is added back to net earnings and to cash flow before change in non-cash working capital for the diluted per share calculation.

OPERATING HIGHLIGHTS

Three months ended March 31,	2008	2007
Operating days – drilling		
Canada	**4,009**	3,817
United States	**3,675**	2,464
Rate per drilling day (CDN$)		
Canada	**24,517**	26,063
United States [(3)]	**21,735**	25,506
Utilization rate – drilling		
Canada	**72%**	69%
United States	**87%**	85%
CAODC industry average	**56%**	59%
Number of drilling rigs		
Canada	**62**	63
United States	**48**	37
Utilization rate for service rigs	**62%**	73%
Number of service rigs	**20**	20
Number of coring and surface casing rigs	**20**	17
Barge Drilling Market [(4)]		
Operating days	**272**	-
Rate per drilling day (CDN$)	**48,128**	-
Utilization rate	**98%** [(5)]	-
Number of drilling rigs	**1**	-
Number of drilling rigs under Bareboat Charter Agreements	**3**	-

(3) In US dollars dayrates remained relatively static declining from US$21,861 in the first quarter of 2007 to US$21,718 in the first quarter of 2008.
(4) Trinidad commenced its operations in the barge drilling market with its acquisition of Axxis, effective July 5, 2007.
(5) During the first quarter of 2008, Trinidad completed significant work to one of its barge rigs and as a result it was removed from service and not included in the utilization calculation.

FORWARD-LOOKING STATEMENTS

The MD&A contains certain forward-looking statements relating to Trinidad's plans, strategies, objectives, expectations and intentions. Expressions such as "anticipate", "expect", "project", "believe", "estimate", and "forecast" should be used to identify these forward-looking statements. Trinidad believes that the expressions reflected in those forward-looking statements are reasonable; however, such statements are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward-looking statements. These statements speak only as of the date of the MD&A and Trinidad does not intend, and does not assume any obligation, to update these forward-looking statements subject to its obligations under appropriate regulations.

NON-GAAP MEASURES

This MD&A contains references to the term "cash flow from operations before change in non-cash working capital" to provide information for shareholders regarding Trinidad's liquidity and ability to generate cash to finance operations and assists management in assessing Trinidad's ability to finance operational and capital expenditures; the term "EBITDA" to refer to net earnings before interest, taxes, depreciation and gain or loss on sale of long-term assets; the term "EBITDA before stock-based compensation" to refer to EBITDA plus stock-based compensation; the term "gross margin" to refer to revenue less operating expenses; the term "net earnings before stock-based compensation" to refer to net earnings plus stock-based compensation; and the term "net debt" to refer to Trinidad's long-term debt less its working capital position which is indicative of the overall indebtedness of the Company, all of which Trinidad believes are measures followed by the investment community and therefore provide useful information. The terms "cash flow from operations before change in non-cash working capital", "EBITDA", "EBITDA before stock-based compensation", "gross margin", "net earnings before stock-based compensation", "net debt" and associated per share data are not measures

recognized by GAAP and do not have standardized meaning prescribed by GAAP and accordingly may not be comparable to similar measures presented by other companies. However, Trinidad computes "cash flow from operations before change in non-cash working capital", "EBITDA", "EBITDA before stock-based compensation", "gross margin", "net earnings before stock-based compensation" and "net debt" on a consistent basis for each reporting period.

OVERVIEW

Activity levels in the first quarter of 2008 were higher than originally anticipated. Both the Canadian and United States markets generated opportunities for Trinidad, providing the Company with a strong start to 2008. Demand for drilling across the oil and gas industry increased as a result of commodity prices gaining momentum due to reductions in natural gas storage levels over the first quarter of 2008. Trinidad's continued focus on delivering superior performance to its customers allowed the Company to exceed industry utilization levels in Canada and continued expansion in the US provided favourable returns. Rig utilization increased quarter-over-quarter for both the Canadian and US operations, which, in addition to an increased drilling rig fleet, provided Trinidad with strong revenue, gross margin and EBITDA growth for the period. Although overall fundamentals have improved, impacts of reduced market activity in Canada which caused reductions in dayrates and cautious spending throughout the prior year can still be seen in the current period. However, Trinidad is optimistic that the market is showing signs of increased activity and that more improvements are to come. US dayrates quarter-over-quarter remained substantially unchanged in US dollars; however, in Canadian dollars have declined as a result of foreign currency fluctuations.

Trinidad's land rig count increased quarter-over-quarter, which resulted in an increase in the number of drilling days by 22.3% in comparison to the first quarter of 2007, resulting in increased revenue of $13.4 million or 6.5%. Overall revenue growth was predominately driven by the US operations and with the increased fleet and strong market it continues to play a significant role in the Company's overall portfolio. As a result, the US experienced revenue growth of 34.2%, which offset the slight decline in the Canadian operations. Since 2006, the US operations have added stability to Trinidad's overall financial condition and the geographical diversification in the US has positioned Trinidad well during this uncertain period in Canada. Customer pricing for Trinidad's drilling rigs in Canada was down 5.9% from the first quarter of 2007 due to a more competitive bidding environment with reduced activity and greater equipment availability, while pricing in the first quarter of 2007 reflected a continuation of the more robust market activity from 2006. Although rates were down from the comparative quarter, relative to the fourth quarter of 2007, the average operating dayrate for drilling rigs remained consistent.

Despite the revenue increases over the period, overall net earnings declined by 7.2% mainly as a result of lower margins in the Canadian market and increases in interest expense, depreciation, and reorganization costs. Interest expense increased by 84.6% due to the issuance of convertible debentures in July 2007, in connection with the Axxis acquisition, and depreciation increased as a result of the deployment of new rigs and the acquisition of Axxis. Furthermore, one-time reorganization costs for Trinidad's conversion from an income trust to a corporation were incurred throughout the period. This was offset by a foreign currency gain of $4.4 million on US denominated intercompany balances of which $4.1 million was unrealized.

On January 10, 2008, the Trust announced its intent to convert from a growth-oriented income trust to a growth-oriented, dividend-paying corporation, which would pay a quarterly dividend of $0.15 per share ($0.60 per share per annum). This intention to convert arose from the federal government's October 31, 2006 announcement to amend the tax policy related to income trusts which would effectively tax distributions to unitholders from the Trust. The board of directors and management based the decision to convert on a number of underlying metrics intended to benefit Trinidad's investors. As a corporation, Trinidad will not be limited by the "Normal Growth" provisions imposed on income trusts by the federal government, and it will give Trinidad the ability to reinvest funds that would otherwise have been distributed into income-earning assets or used for debt reduction, improving the overall financial position of the Company; thereby, strengthening the overall positioning of Trinidad in the capital marketplace. On March 10, 2008, unitholders and holders of the exchangeable shares voted, and overwhelmingly approved, the conversion of the Trust into a public oil and natural gas services corporation retaining the name "Trinidad Drilling Ltd." (the "Arrangement").

QUARTERLY ANALYSIS	2008	2007				2006			
($ millions except per share and operating data)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Financial Highlights									
Revenue	**219.7**	145.8	162.2	115.5	206.2	161.9	150.6	104.5	162.9
Gross margin	**98.4**	58.8	70.5	42.6	93.0	74.9	66.9	43.1	84.7
Net earnings	**38.9**	17.9	15.0	4.7	41.9	31.3	31.6	20.8	40.0
Depreciation	**24.0**	19.0	20.2	14.8	18.3	15.4	14.0	9.7	13.1
(Gain) loss on assets	**(0.1)**	0.2	-	0.1	0.1	0.1	(2.0)	-	-
Stock-based compensation	**0.2**	0.4	0.5	0.7	0.8	1.8	0.7	0.8	3.8
Future income tax expense (recovery)	**9.4**	(7.8)	3.3	(3.1)	10.2	6.2	4.6	(8.7)	13.9
Effective interest on financing costs	**0.4**	1.1	1.1	0.4	0.3	-	-	-	-
Accretion on convertible debentures	**1.8**	1.2	1.0	-	-	-	-	-	-
Unrealized foreign exchange (gain) loss	**(4.1)**	0.2	5.3	5.8	1.2	(0.1)	-	0.2	(0.2)
Other	**-**	-	-	-	-	-	0.1	(0.3)	0.1
Cash flow from operations before change in non-cash working capital	**70.5**	32.2	46.4	23.4	72.8	54.7	49.0	22.5	70.7
Earnings per share (diluted)	**0.44**	0.21	0.18	0.05	0.49	0.37	0.38	0.24	0.48
Cash flow from operations before change in non-cash working capital per share (diluted)	**0.75**	0.38	0.55	0.27	0.86	0.65	0.57	0.26	0.84
Operating Highlights									
Operating days – drilling									
Canada	**4,009**	2,135	2,718	1,165	3,817	3,163	3,358	1,826	4,184
United States	**3,675**	3,399	3,305	2,944	2,464	2,105	1,891	1,603	1,447
Rate per drilling day (CDN$)									
Canada	**24,517**	23,631	21,746	23,527	26,063	26,328	23,083	23,927	23,579
United States (1)	**21,735**	21,404	23,265	24,927	25,506	24,621	24,042	24,089	21,596
Utilization rate – drilling									
Canada	**72%**	37%	47%	20%	69%	61%	64%	36%	86%
United States	**87%**	83%	85%	88%	85%	85%	85%	82%	85%
CAODC industry average	**56%**	37%	39%	17%	59%	47%	57%	34%	81%
Number of drilling rigs									
Canada	**62**	64	64	64	63	60	59	57	56
United States	**48**	46	43	38	37	31	26	22	21
Utilization for service rigs	**62%**	57%	46%	23%	73%	64%	68%	31%	85%
Number of service rigs	**20**	20	20	21	20	18	18	17	17
Number of coring and surface casing rigs	**20**	20	20	17	17	17	17	17	17
Barge Drilling Market (2)									
Operating days	**272**	352	352	-	-	-	-	-	-
Rate per drilling day (CDN$)	**48,128**	47,536	51,904	-	-	-	-	-	-
Utilization rate	**98% (3)**	96%	100%	-	-	-	-	-	-
Number of drilling rigs	**1**	1	1	-	-	-	-	-	-
Number of drilling rigs under Bareboat Charter Agreements	**3**	3	3	-	-	-	-	-	-

(1) In US dollars dayrates remained relatively static declining quarter-over-quarter and declines are the result of reductions in US currency rates.
(2) Trinidad commenced its operations in the barge drilling market with its acquisition of Axxis, effective July 5, 2007.
(3) During the first quarter of 2008, Trinidad completed significant work to one of its barge rigs and as a result it was removed from service and not included in the utilization calculation.

Trinidad's revenue has continued to grow since 2006 as a result of acquisitions, the continued deployment of rigs under the rig construction program that was initiated in 2005 and the strong market conditions that were present in early 2006. Towards the end of 2006 and throughout 2007, Canadian drilling operations faced declining market conditions as a result of lower commodity prices and concerns over high storage levels. This decreased Canadian dayrates and resulted in lower utilization levels from the second quarter of 2007 onwards, in comparison to the same period in the prior year. Quarterly revenues continued to be impacted by the seasonal conditions present in the Western Canadian drilling operations, which resulted in strong revenue in the first quarters as oil and gas companies took advantage of frozen conditions, slower second quarters due to spring break-up conditions and third and fourth quarters which were more representative of normal operating conditions. This seasonality has been partially mitigated as a result of the Company's expansion into the US, which has been ongoing since the end of 2005. This expansion has more than doubled the US rig count since the first quarter of 2006 and added diversification into the barge drilling market in the third quarter of 2007. The first quarter of 2008 showed signs of improvements in the Western Canadian drilling market as dayrates and utilization levels increased creating a positive outlook moving forward.

Net earnings and per share data was strong throughout 2006 and the first quarter of 2007 as the market activities, noted above, allowed for the Company to realize growth through its expansion into new markets and its rig diversification. However, the market downturn in Canadian drilling during the second quarter of 2007, as well as unrealized foreign exchange losses throughout the period due to declines in the US currency, caused a decrease in net income and the related per share data to the end of 2007. Upturn in the Canadian market has been noted in 2008 and the US dollar has strengthened which has increased net income and related per share amounts.

RESULTS FROM OPERATIONS

Canadian Drilling Operations

Three months ended March 31, ***($ thousands except percentages and operating data)***	**2008**	2007	% Change
Revenue	**132,104**	135,085	(2.2)
Operating expense	**72,262**	71,932	0.5
Gross margin	**59,842**	63,153	(5.2)
Gross margin percentage	**45.3%**	46.8%	
Operating days – drilling	**4,009**	3,817	5.0
Rate per drilling day (CDN$)	**24,517**	26,063	(5.9)
Utilization rate – drilling	**72%**	69%	4.3
CAODC industry average	**56%**	59%	(5.1)
Number of drilling rigs	**62**	63	(1.6)
Utilization rate – well servicing	**62%**	73%	(15.1)
Number of service rigs	**20**	20	-
Number of coring and surface casing rigs	**20**	17	17.6

Trinidad's results from Canadian operations for the three months ended March 31, 2008, continued to reflect the reduced industry fundamentals that were present throughout 2007, as the reduction in dayrates that occurred throughout the prior year continued to reduce revenue quarter-over-quarter. In addition, the transfer of two rigs from the Canadian fleet to the US further decreased revenues in comparison to the same period in 2007. However, compared to the fourth quarter of 2007, activity levels and equipment utilization rates continued to show signs of improvement. Utilization for the first quarter strengthened as lower natural gas storage levels and stronger commodity pricing increased activity across the services sector. This contributed to improved dayrates from the latter part of 2007 and an increase in the number of operating days in comparison with the first quarter of prior year. All factors seem to be pointing to improvements in the Canadian drilling sector and Trinidad is cautiously optimistic that the market is moving to more favourable conditions. Trinidad continued to exceed average industry utilization and for the first quarter of 2008 exceeded it by 28.6% due to its focus on the deeper drilling market and long-term take-or-pay contracts, but did experience a 2.2% decline in revenue as a result of pricing declines.

Trinidad's drilling division provided 72.6% of the total revenue from the Canadian drilling segment compared to 73.6% in the prior year, contributing to the majority of the decline in revenue year-over-year. Well servicing also declined as a direct result of the overall market slow-down in Western Canada, and reduced rates carried over from 2007. Trinidad's surface casing and coring division was the only division with increased revenue year-over-year as a result of the addition of three rigs and increased work in the oil sands throughout the period, producing higher revenue and stronger margins.

Operating expenses in Trinidad's Canadian drilling operations remained relatively consistent with prior year levels at $72.3 million in 2008 as compared to $71.9 million in 2007. On a per day basis, costs quarter-over-quarter were reduced by 4.4% from $18,845 per day down to $18,025 per day in 2008 due to more conservative spending as a result of slower market conditions during the latter half of 2007 and increased focus on cost controls. Gross margins however declined year-over-year due to reduced revenue from lower dayrates throughout the period.

The Alberta government's announcement of its "New Royalty Framework" in 2007 continued to create uncertainty in the oil and gas industry in Alberta. Exploration and production companies continue to assess the financial impact that the proposed new royalty rate structure will have on the long-term economic viability of capital projects. However, the Alberta government's final recommendations included some adjustments including some positive concessions that were made for deep drilling. Given Trinidad's continued focus on this deeper drilling market these concessions should be positive moving forward; however, both the near and long-term impact to Trinidad will be dependent on its customers' capital spending plans for 2008 and beyond.

United States Drilling Operations

Three months ended March 31, ***($ thousands except percentages and operating data)***	**2008**	2007	% Change
Revenue	**84,313**	62,840	34.2
Operating expense	**46,442**	34,161	36.0
Gross margin	**37,871**	28,679	32.1
Gross margin percentage	**44.9%**	45.6%	
Land Drilling Rigs			
Operating days – drilling	**3,675**	2,464	49.1
Rate per drilling day (CDN$) (1)	**21,735**	25,506	(14.8)
Utilization rate – drilling	**87%**	85%	2.4
Number of drilling rigs	**48**	37	29.7
Barge Drilling Rigs (2)			
Operating days – drilling	**272**	-	-
Rate per drilling day (CDN$)	**48,128**	-	-
Utilization rate – drilling	**98% (3)**	-	-
Number of drilling rigs	**1**	-	-
Number of drilling rigs under Bareboat Charter Agreements	**3**	-	-

(1) In US dollars dayrates remained relatively static declining from US$21,861 in the first quarter of 2007 to US$21,718 in the first quarter of 2008.
(2) Trinidad commenced its operations in the barge drilling market with its acquisition of Axxis, effective July 5, 2007.
(3) During the first quarter of 2008 ,Trinidad completed significant work to one of its barge rigs and as a result it was removed from service and not included in the utilization calculation.

Trinidad's US operation continues to be key in the overall success of the Company, as this segment maintains strong earnings and has added significantly to the overall growth of the business. Revenue increased by 34.2% quarter-over-quarter due almost entirely to the new rigs deployed in 2007 and the acquisition of Axxis. Over the course of 2007, the US deployed five new land rigs, as part of Trinidad's rig build program, all secured by long-term take-or-pay contracts, and added an additional four land rigs and one barge rig to Trinidad's fleet through the acquisition of Axxis. In addition, during the latter part of 2007, one of Trinidad's customers requested the transfer of two Canadian rigs committed under the original take-or-pay contracts to the US in exchange for the extension of the current contract for five years with an increase in the number of committed days per year. This transfer was successfully completed during the first quarter of 2008. This increased the overall rig count significantly, resulting in the US

operating a fleet of 48 drilling rigs at March 31, 2008. This growth has been instrumental in achieving stability of Trinidad's overall financial results and increasing the capability of Trinidad to meet the needs of oil and gas producers on a more comprehensive basis.

Average dayrates in Canadian dollars saw a sharp decline of 14.8% quarter-over-quarter due entirely to the foreign exchange translation as a result of the declining strength of the US dollar. However, in US dollars, the average dayrate for the first quarter of 2007 was US$21,861, in comparison with US$21,718 in 2008, remaining relatively static quarter-over-quarter. Barge drilling had a softer quarter as compared to the fourth quarter of 2007 as a result of one of the barge rigs under the Bareboat Charter not operating over the period due to scheduled maintenance to overhaul its living quarters which reduced drilling days from 352 days to 272 days. This required maintenance was completed at the end of the first quarter and the rig is now operational. However, the cost of maintaining crews and related operating expenses while the required maintenance was being completed, coupled with the loss of revenue, resulted in a loss on the Bareboat Charter of $1.4 million for the quarter which caused gross margins to decline in comparison with the fourth quarter of 2007. Despite this, the barge market continues to command much higher dayrates than the land drilling market and as a result these rigs have provided exceptional dayrates of $48,128 per day with utilization levels of 98%. In addition, the barge rigs have added asset and geographical diversification to the asset base, presenting Trinidad with significant opportunities to grow in other jurisdictions.

Construction Operations

Three months ended March 31,

($ thousands except percentage data)	**2008**	2007	% Change
Revenue [(1)]	**11,591**	30,608	(62.1)
Operating expense [(1)]	**10,876**	29,423	(63.0)
Gross margin	**715**	1,185	(39.7)
Gross margin percentage	**6.2%**	3.9%	

(1) Includes inter-segment revenue and costs of $8.4 million (2007 - $22.3 million).

Revenue from Trinidad's construction operations decreased by 62.1% from $30.6 million in the first quarter of 2007 to $11.6 million in 2008 as a result of the completion of Trinidad's rig construction program in the latter part of 2007, which substantially reduced inter-segment revenue and operating costs to only $8.4 million from $22.3 million in the first quarter of 2007. During the first quarter of 2007, Mastco concentrated its operations on completing Trinidad's rig construction program and supported the deployment of three Canadian rigs and seven US rigs. With the rig build program completed, Mastco's revenue declined quarter-over-quarter; however, additional inter-segment construction work in the first quarter of 2008 consisted of the construction of a second barge rig for the Axxis division and retro-fitting two Canadian rigs to be transferred to the US. Gross margin percentage was positively affected by the decrease in inter-segment revenue as it provided Mastco with additional opportunities and capacity to capture third party sales and profits.

The second quarter of 2008 will result in additional inter-segment revenue such as recertification and repair work which generally occurs after spring break-up when rigs are less utilized. As drilling services experienced a busy first quarter no recertification work was able to be completed during this time. The construction operations will continue to assist in the production of the Axxis barge, which Trinidad anticipates will be completed late in the second quarter of 2008.

GENERAL AND ADMINISTRATIVE

Three months ended March 31,

($ thousands except percentage data)	**2008**	2007	% Change
General and administrative	**11,423**	10,429	9.5
% of revenue	**5.2%**	5.1%	

General and administrative expenses increased 9.5% to $11.4 million in the first quarter of 2008 from $10.4 million in 2007. The expansion of Trinidad's business through the acquisition of Axxis in July 2007, and the higher overhead expenses in the US operations as a result of its growth over the last year were the main reasons for the increase. General and administrative costs have been maintained at levels consistent with the fourth quarter of 2007. Despite the overall increase, Trinidad continues to focus on maintaining conservative expenditure levels to ensure growth for shareholders by creating internal efficiencies, centralizing certain required functions and integrating its management team. This focus has enabled overall stability in general and administrative expenses as a percentage of revenue between 2007 and 2008.

During the first quarter Trinidad reclassified several costs associated with field management, equipment insurance and property taxes on the US rigs into operating expenses from general and administrative expenses to better align the Company with current industry standards and allow for increased consistency amongst Trinidad's peer group. Comparative figures have been reclassified.

INTEREST

Three months ended March 31,

($ thousands)	**2008**	2007	% Change
Interest on long-term debt	**6,757**	8,226	(17.9)
Effective interest on deferred financing costs	**418**	349	19.8
	7,175	8,575	(16.3)
Interest on convertible debentures	**6,828**	-	-
Effective interest on deferred financing costs	**658**	-	-
Accretion of convertible debenture	**1,168**	-	-
	8,654	-	-

Towards the end of the first quarter of 2007, Trinidad was nearing the completion of its rig construction program, which required intensive capital expenditures primarily funded through the debt facility. As the capital required to complete this construction program was drawn predominately from the debt facilities that were in place it resulted in higher than average indebtedness for the Company. As a result, at the end of the first quarter of 2007, Trinidad's long-term debt reached $471.7 million, in comparison to $422.0 million at the end of the first quarter of 2008. The higher debt levels in 2007 resulted in increased interest expense over the current quarter. In addition, reductions in the BA and LIBOR rates in 2008 compared to 2007 reduced the effective interest on both the US and Canadian term facilities year-over-year, which in turn had a favourable impact on interest expense.

Effective July 5, 2007, Trinidad completed the issuance of $354.3 million in convertible unsecured subordinated debentures in order to complete the acquisition of Axxis. Proceeds in excess of the purchase price were used to repay $187.8 million of the Canadian revolving facility, which significantly reduced the debt drawn under the facility as at March 31, 2008. Interest on the convertible debentures is paid semi-annually at a coupon rate of 7.75% and for the three months ended March 31, 2008 Trinidad recorded associated interest expense of $6.8 million. The fixed interest rate on the convertible debentures will reduce Trinidad's exposure to interest rate fluctuations and further enhance cash flow stability. Additionally, Trinidad has the option to redeem the debentures in whole or in part at a redemption price of $1,000 after December 31, 2010 and before their maturity date, but on redemption or maturity, Trinidad may elect to satisfy its obligation to repay the principal by issuing shares.

STOCK-BASED COMPENSATION

Three months ended March 31,

($ thousands)	**2008**	2007	% Change
Stock-based compensation	**169**	775	(78.2)

As a result of the Arrangement, Trinidad's former Unit Rights Incentive Plan was rolled into the Incentive Option Plan (the "Plan"), which is used to assist directors, officers, employees and consultants of Trinidad and its affiliates to participate in the growth and development of the Company. Trinidad uses the fair value method to calculate compensation expense associated with options granted under the Plan. Compensation expense is then recognized in earnings over the vesting period of the options granted with a corresponding increase in contributed surplus. As of the fourth quarter of 2007, substantially all of the 2006 options had been expensed and as a result stock-based compensation decreased from $0.8 million in the first quarter of 2007 to $0.2 million in 2008. Total 2007 option issuances amounted to 63,486 in comparison to no issuances during the same period of 2008, further contributing to the decline quarter-over-quarter.

FOREIGN EXCHANGE (GAIN) LOSS

Three months ended March 31,

($ thousands)	2008	2007	% Change
Foreign exchange (gain) loss	**(4,382)**	1,286	440.7

Trinidad's US operations have continued to grow and contributed significantly to the overall operations of the Company. As a result, upon consolidation Trinidad's US operations are considered to be self-sustaining and therefore gains and losses due to fluctuations in the foreign currency exchange rates are recorded to Other Comprehensive Income ("OCI") and recorded on the balance sheet as a component of equity. However, gains and losses in the Canadian entity on US denominated balances continue to be recognized in the income statement. For the first quarter of 2008, Trinidad recognized a gain of $4.4 million in comparison with a loss of $1.3 million in 2007. Slightly higher intercompany balances, coupled with the increases in the value of the US dollar over the first quarter of 2008 in comparison with declines over the comparable period in the prior year were the main factors for the variance quarter-over-quarter. The $4.4 million gain corresponds to an equal and offsetting unrealized loss in the US subsidiary included in OCI.

DEPRECIATION

Three months ended March 31,

($ thousands)	2008	2007	% Change
Depreciation	**23,992**	**18,258**	31.4
(Gain) loss on sale of assets	**(93)**	**44**	311.4

Depreciation increased 31.4% from $18.3 million in the first quarter of 2007 to $24.0 million in the same quarter of 2008. Changes in the composition of Trinidad's asset base through the rig construction program resulted in the addition of drilling rigs with increased drilling depth; therefore incrementally adding to the capital cost of Trinidad's asset base. This increased the per day depreciation rates for the Canadian drilling segment by $228 per drilling day to $2,699 in the first quarter of 2008 from $2,471 in the comparable quarter of 2007. Increased rates per drilling day, compounded by an increase in the number of drilling days in Canada from 3,817 in the first quarter of 2007 to 4,009 in the current quarter, resulted in an increased depreciation expense from the Canadian operations quarter-over-quarter of $1.4 million. Depreciation in the US market also increased quarter-over-quarter as the rates per drilling day increased by US$419 from US$3,019 in the first quarter of 2007 to US$3,438 in 2008 as a result of higher cost of capital on the rigs released under the rig construction program and the Axxis acquisition. This increased rate per drilling day was offset almost entirely by declining US foreign currency rates, resulting in the rates per drilling day in Canadian dollars remaining relatively static quarter-over-quarter. However, static rates per drilling day in Canadian dollars, coupled with a 52.8% increase in US drilling days from 2,464 in the prior quarter to 3,766, including land rigs and the owned barge rig in the current quarter, increased depreciation expense in the US operations by 49.9%.

REORGANIZATION COSTS

Three months ended March 31,

($ thousands)	2008	2007	% Change
Reorganization costs	**2,549**	-	-

On January 10, 2008, the Trust announced its intent to convert from a growth-oriented income trust to a growth-oriented, dividend-paying corporation, subject to unitholder and regulatory approval. On March 10, 2008, unitholders and holders of the exchangeable shares voted, and overwhelmingly approved, the conversion of the Trust into a public oil and natural gas services corporation retaining the name "Trinidad Drilling Ltd.". As a result of this reorganization Trinidad incurred one-time costs of $2.5 million relating to this conversion which included charges for shareholder communication, legal counsel, development and execution of fairness opinions and charges in relation to revising and updating necessary legal documents for Trinidad's new corporate structure. As of March 31, 2008, Trinidad believes it has incurred the majority of the charges in relation to the conversion from an income trust to a corporation.

INCOME TAXES

Three months ended March 31,

($ thousands)	2008	2007	% Change
Current income tax	**631**	1,473	(57.2)
Future income tax	**9,398**	10,234	(8.2)

Current income tax expense of $0.6 million decreased by 57.2% from the same period in 2007 as a result of reorganizations completed at the beginning of 2008 to amalgamate the surface casing and coring division and the drilling division, ultimately increasing the tax shield the Company had on earnings from oil sands coring work. As a result of improved shielding capabilities there were no current taxes recorded on these net earnings in 2008, reducing the current tax expense quarter-over-quarter. However, this was offset by increased revenues generated by one of Trinidad's smaller manufacturing divisions, not present in 2007, whose taxable earnings surpassed the allowable deductions creating a small current tax liability.

Future income tax expense declined by 8.2% in the first quarter from $10.2 million in 2007 to $9.4 million which was not in proportion to the decline in net earnings from the first quarter of 2007 to the first quarter of 2008. This was primarily the result of the lower future income tax rates as a result of changes in the Federal Budget. Bill C-28, which received Royal Assent on December 14, 2007, called for a graduated reduction in the federal corporate tax rate to 15.0% by 2011 and beyond. Bill C-13, which received Royal Assent on June 22, 2006, called for the elimination of the corporate surtax, which resulted in a lower future tax liability on the reversal of current temporary differences. Further, as a result of the elimination of the trust structure in the first quarter of 2008, several future tax losses which had been recorded at the end of 2007 are now expected to reverse sooner than they would have under the trust regime. Therefore, these tax assets will reverse sooner, at higher tax rates, reducing the future income tax expense for the first quarter of 2008.

NET EARNINGS AND CASH FLOW

Three months ended March 31,

($ thousands except per share data)	2008	2007	% Change
Net earnings	**38,912**	41,943	(7.2)
Per share (diluted)	**0.44**	0.49	(10.2)
Cash flow from operations	**47,972**	45,513	5.4
Per share (diluted)	**0.53**	0.54	(1.9)
Cash flow from operations before change in non-cash working capital	**70,510**	72,810	(3.2)
Per share (diluted)	**0.75**	0.86	(12.8)

Trinidad experienced a decline in consolidated net earnings quarter-over-quarter of $3.0 million, or 7.2%, from $41.9 million in 2007 to $38.9 million in 2008. This was primarily influenced by reduced dayrates in the Canadian drilling segment as well as interest expense on the convertible debentures, increased depreciation and the incurrence of costs associated with the reorganization of Trinidad into a new corporate structure. These were partially offset by overall growth in the Company's US operations, as well as the unrealized foreign exchange gain due to strengthening of the US dollar. Gross margin in the US operations also increased by 32.1% to $37.9 million for the period ending March 31, 2008, which consisted of incremental margin from the Axxis acquisition as well as the additional revenue generated from rig deployments. The results of the US segment were offset by a 5.2% decline in the gross margin of the Canadian operations which were down from $63.2 million to $59.8 million due to the reduced activity in the Canadian market and the associated impact on dayrates. The impact of this downturn was minimized as a result of the long-term contracts that the Company has secured as well as its focus on deeper drilling which allowed Trinidad to perform at utilization levels above the industry average for the quarter. There are also several indicators that show improved market conditions are returning, which is anticipated to have a positive impact for Trinidad having weathered the storm in the Canadian market.

Cash flow from operations for the first quarter increased by 5.4% from $45.5 million ($0.54 per share (diluted)) to $48.0 million ($0.53 per share (diluted)) and cash flow from operations before change in non-cash working capital for the same period decreased by $2.3 million from $72.8

million ($0.86 per share (diluted)) in the first quarter of 2007 to $70.5 million ($0.75 per share (diluted)) in 2008. The change was primarily due to incremental interest paid on the convertible debentures. Despite the increase in interest expense, overall stability was achieved through strong results in the US operations where higher revenues in the US offset lower margins in the Canadian segment. Trinidad continues to follow an investment strategy designed to ensure growth for shareholders through capital appreciation through the pursuit of opportunities including the expansion into the US market as well as diversification of the overall asset base.

LIQUIDITY AND CAPITAL RESOURCES *($ thousands except percentages)*	**March 31, 2008**	December 31, 2007
Working capital	**133,765**	84,101
Current portion of long-term debt	**1,813**	1,679
Convertible debentures (1)	**317,817**	315,991
Long-term debt (1)	**420,217**	402,489
Total debt	**739,847**	720,159
Total debt as a percentage of assets	**46.9%**	48.1%
Net debt	**604,269**	634,379
Net debt as a percentage of assets	**38.3%**	42.4%
Total assets	**1,577,470**	1,497,156
Total long-term liabilities	**799,439**	764,102
Total long-term liabilities as a percentage of assets	**50.7%**	51.0%
Shareholders' equity	**675,014**	634,502
Total debt to shareholders' equity	**109.6%**	113.5%
Total debt to shareholders' equity – assuming debenture conversion	**42.5%**	42.5%
Net debt to shareholders' equity	**89.5%**	100.0%

(1) Convertible debentures and long-term debt are reflected net of associated transaction costs.

In the current quarter, Trinidad drew an additional $16.0 million on the Canadian revolving credit facility, resulting in a 4.4% increase in long-term debt from $404.2 million at year-end to $422.0 million at March 31, 2008. These advances, together with internally generated cash flow, were used throughout the quarter to fund additional capital requirements of $30.3 million on the construction of the additional barge rig in the US, completion of moving systems designed for the Canadian market which will allow for operators to drill multiple wells from one drilling pad and retrofitting the two rigs which were transferred from the Canadian to the US operations. In addition, cash distributions of $17.8 million were paid throughout the period from internally generated cash flow. With the completion of the rig construction program Trinidad's capital requirements have been reduced significantly over the prior year and less cash was required from the debt facility to fund ongoing operations. As a result, moving forward, Trinidad will be able to focus on utilizing available cash flow to improve the Company's overall leverage and on new growth opportunities.

In order to fund the acquisition of Axxis, Trinidad completed the issuance of $354.3 million convertible debentures (see below). The classification of the convertible debentures as debt on the face of the balance sheet has resulted in the Company appearing highly leveraged as at March 31, 2008. However, at maturity or redemption the Company may elect to satisfy its obligation to repay the principal by issuing shares at a price equal to 95.0% of the weighted average trading price of the shares. Trinidad believes that this debt position will be short-lived as the Company realizes the intrinsic benefits of prior acquisitions and improved markets in 2008 and beyond.

Working capital increased by $49.7 million from the end of the prior year, which is directly attributable to an increase in accounts receivable of $52.9 million which was partially offset by a slightly higher payables balance and lower cash at the end of the quarter. As a result of the cyclical nature of the drilling services, receivables and payables tend to be higher as spring break-up starts from the high activity levels that were present throughout the period. Furthermore, a current future income tax asset was recorded at the end of the first quarter as a result of Trinidad moving to a corporate structure which has also increased the working capital position of Trinidad.

Shareholders' equity increased by $40.5 million from the prior year-end due to $34.7 million of net earnings generated from operations throughout the period, net of dividends declared to shareholders. Further, Trinidad distributed an additional $8.4 million to unitholders prior to the conversion to a corporation which also reduced shareholders' equity. Accumulated Other Comprehensive Income, which is comprised of gains and losses on the translation of the Company's foreign subsidiaries and the fair value of Trinidad's interest rate swaps, increased shareholders' equity by $13.9 million over the period as a result of strengthening of the US dollar and reductions in the future expected interest rates, respectively.

The first quarter of 2008 has showed signs of strengthening in the Canadian market and as demand for drilling increased dayrates and utilization levels and the US operations sustained high utilization rates and drilling activity. The acquisition of Axxis in the third quarter of 2007 has been positive for the Company, adding diversification to the current drilling fleet, and providing increased opportunities for expansion. These factors have allowed Trinidad to strengthen its capital position throughout the quarter, reducing net debt levels by $30.1 million to $604.3 million at March 31, 2008. In addition, net debt as a percentage of assets also declined by 9.7% from 42.4% to 38.3% and debt to shareholders' equity has remained consistent since year-end maintaining Trinidad's overall leverage.

Convertible debentures

In connection with the acquisition of Axxis, Trinidad issued $354.3 million in unsecured subordinated convertible debentures, of which $325.0 million was issued through a public offering and $29.3 million was issued to the former owners of Axxis. The debentures are convertible into shares of Trinidad at the option of the holder at any time prior to maturity at a conversion price of $19.30 per share. They have a face value of $1,000, a coupon rate of 7.75%, and mature July 31, 2012, with interest being paid semi-annually on June 30 and December 31. Trinidad has the option to redeem the debentures in whole or in part at a redemption price of $1,000 after December 31, 2010 and before their maturity date. On redemption or maturity, Trinidad may elect to satisfy its obligation to repay the principal by issuing common shares.

The value of the conversion feature at the time of issuance was determined to be $28.2 million and has been recorded as equity with the remaining $326.1 million allocated to long-term debt, net of $13.6 million of transaction costs. The debentures are being accreted such that the liability at maturity will equal the face value of $354.3 million. As at March 31, 2008 there had been no conversions of these debentures.

SHAREHOLDERS' EQUITY *($ thousands)*	**March 31, 2008**	December 31, 2007
Shareholders' equity	**678,339**	-
Unitholders' capital	-	675,728
Exchangeable shares	-	2,477

On January 10, 2008, the Trust announced its intent to convert from a growth-oriented income trust to a growth-oriented, dividend-paying corporation. On March 10, 2008, unitholders and holders of the exchangeable shares voted, and overwhelmingly approved, the conversion of the Trust into a public oil and natural gas services corporation retaining the name "Trinidad Drilling Ltd.". As a result of this conversion unitholders and holders of the exchangeable shares received shares in the newly created corporation on a 1:1 basis, after giving effect to the exchange ratio on the exchangeable shares at the time of conversion. As a result, unitholders' capital was transferred into shareholders' equity during the quarter.

Shareholders' equity increased from year-end by $2.6 million, with the conversion of 253,430 Series A exchangeable shares ($2.0 million) to 352,328 common shares, as well as the conversion of 47,169 Series C exchangeable shares ($0.5 million) to 59,905 common shares and 12,225 shares issued for options exercised ($0.1 million). Shareholders' equity on April 30, 2008 was $678.6 million (84,064,499 shares).

SEASONALITY

Trinidad operates a substantial number of rigs in Western Canada and therefore operations are heavily dependent upon the seasons. The winter season, which incorporates the first quarter, is a busy period as oil and gas companies take advantage of frozen conditions to move drilling rigs into regions which might otherwise be inaccessible to heavy equipment due to swampy conditions. The second quarter normally encompasses a slow period referred to as spring break-up. During this period melting conditions result in temporary municipal road bans that effectively prohibit the movement of drilling rigs. The third and fourth quarters are usually representative of average activity levels.

Trinidad's expansion to the US market has reduced its overall exposure to the seasonal factors that are present in its Canadian operations. These seasonal conditions typically limit Canadian drilling activity, whereas in the United States operators have more flexibility to work throughout the year. This increased number of operating days throughout the year has allowed Trinidad to better manage its business with more sustainable cash flow throughout the annual cycle.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the unaudited interim consolidated financial statements requires that certain estimates and judgements be made with regard to the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management judgement. Anticipating future events involves uncertainty and consequently the estimates used by management in the preparation of the unaudited interim consolidated financial statements may change as future events unfold, additional experience is acquired or Trinidad's operating environment changes.

Depreciation

The accounting estimate that has the greatest impact on Trinidad's financial results is depreciation. Depreciation of Trinidad's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of Trinidad's capital assets.

Stock-based compensation

Compensation expense associated with options at grant date are estimates based on various assumptions such as volatility, annual dividend yield, risk free interest rate and expected life using the Black-Scholes methodology to produce an estimate of the fair value of such compensation.

Allowance for doubtful accounts receivable

Trinidad performs credit evaluations of its customers and grants credit based on past payment history, financial conditions and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based on specific situations and overall industry conditions. Trinidad's history of bad debt losses has been minimal and generally limited to specific customer circumstances; however, given the cyclical nature of the oil and gas industry, the credit risks can change suddenly and without notice.

Goodwill

In accordance with Canadian GAAP, Trinidad performs an annual goodwill impairment each fiscal year and sooner when changing circumstances indicate a possible impairment exists. In accordance with this, Trinidad performed its impairment test as at December 31, 2007, and no goodwill impairment existed. As at March 31, 2008, no changes in circumstances indicate that this assessment should be re-performed.

Fair value of interest rate swaps

The fair value of the interest rate swaps are estimated based on future projected interest rates and adjusted on a quarterly basis for monthly settlements and changes in projections. Trinidad receives the valuation from the contract counterparty on a quarterly basis and records the associated change in fair value at each reporting period.

Future Income Taxes

The recording of future income tax involves the use of various assumptions to estimate the amounts and timing of the reversals of temporary differences between assets and liabilities recognized for accounting and tax purposes before and after January 1, 2011. It also involves the estimation of the effective tax rates for future fiscal years. The assumptions used (which include, but are not limited to, estimated results of operations, tax pool claims and accounting deductions) are based on management's current estimates and will likely change in future periods based on actual results and accordingly so will the estimates.

CHANGES IN ACCOUNTING POLICY

Effective January 1, 2008, Trinidad adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"), as described further in note 1 of the notes to the unaudited interim consolidated financial statements.

Capital Disclosures

CICA Section 1535 establishes both qualitative and quantitative disclosure requirements about an entity's capital and how it is managed. As a result of adopting this section Trinidad is now required to disclose qualitative information about its objectives, policies and processes for managing capital, such that users of the financial statements will be able to evaluate the Company's management of capital.

Inventories

CICA Section 3031 provides guidance on the measurement of inventory, by providing several appropriate valuation techniques to be used in the determination of the cost of inventory, based on the type of inventory held. The adoption of this new standard had no impact on the measurement of inventories; however, further disclosure was required, including the carrying value of each classification of inventory, a reconciliation of the expenses related to inventory used during the period and the disclosure of the amount of any write-downs or reversals of previously written-down amounts, if any.

Financial Instruments

The CICA issued two new accounting standards with respect to financial instruments: Section 3862 – *Financial Instruments – Disclosure* and Section 3863 – *Financial Instruments – Presentation.* Section 3862, adopted by Trinidad in conjunction with Section 3863, emphasizes disclosures regarding the nature and extent of the risks arising from financial instruments and how those risks are managed. Following the requirements of Section 3855 – *Financial Instruments – Recognition and Measurement,* adopted January 1, 2007; this new section recommends additional disclosures, including qualitative analysis of the financial instrument risks faced by Trinidad, as well as a quantitative analysis of the effect of changes to these risks, based on market conditions, and their potential impact on Trinidad.

Section 3863 establishes recommendations for the presentation of financial instruments and non-financial derivatives in the financial statements. There was no impact of the adoption of this section as it is substantially similar to the previously adopted Section 3861 – *Financial Instruments – Disclosure and Presentation.*

FUTURE CHANGES IN ACCOUNTING POLICIES

The CICA issued a new accounting standard, Section 3064 – *Goodwill and Intangible Assets,* which replaces Sections 3062 – *Goodwill and Other Intangible Assets* and 3450 – *Research and Development Costs*; and amended Section 1000 – *Financial Statement Concepts.* These accounting standards updates will be effective for fiscal years beginning on or after October 1, 2008 and Trinidad plans to adopt them effective January 1, 2009. Section 3064 recommends standards for the recognition, measurement and disclosure of goodwill and intangible assets, including research and development costs, and Section 1000 has been amended to clarify the criteria for recognition of an asset. Trinidad is in the process of evaluating the impact of these standards.

DISCLOSURE CONTROLS & PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all information required to be disclosed by Trinidad is recorded, processed, summarized and reported to senior management, including the CEO and CFO, in an appropriate manner to allow timely decisions regarding required disclosure as defined under Multilateral Instrument 52-109, Certification of Disclosures in Annual and Interim Filings.

Trinidad has evaluated the effectiveness of the design and operation of disclosure controls and procedures, under the supervision of the CEO and the CFO. Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. There have been no changes in the internal controls over financial reporting or disclosure controls and procedures that occurred since the year ended December 31, 2007 and no material weaknesses or

significant deficiencies have been identified that could materially affect or are reasonably likely to affect the Company's internal controls over financial reporting.

Trinidad is continuing to add process improvements to the business process controls of Mastco and a formal assessment has not been completed on Axxis at this time and as such Trinidad and has not concluded on the design effectiveness as at March 31, 2008. Therefore, Trinidad has relied on mitigating controls including management review procedures to assess the accuracy of the financial statements at the reporting date.

OUTLOOK

Trinidad will continue its focus on value-based services, where our customers recognize and reward our superior performance. We will focus on growing our services in and around the US, with the goal to further diversify the Company's revenue streams and to add to our operating cash flows. Trinidad's expansion plans for 2008 are focused primarily outside of the Canadian market, and alternatives are constantly being considered in terms of shifting Canadian resources into other jurisdictions. Overall, management remains confident in the long-term underlying fundamentals for Canadian natural gas drilling and Canadian-based oilfield services. We expect that high production decline rates, combined with anticipated rising natural gas demand, will work in tandem to encourage an increase in Canadian natural gas drilling and activity levels for Canadian-based oilfield services. As well, we agree with energy analysts that an increasingly integrated and competitive global natural gas market coupled with supply and demand dynamics, will lead to global shortages of the resource, which in turn will reshape the pricing dynamic of natural gas within the next few years. The outlook for oil remains positive and demand growth should continue to support longer-term demand along with OPEC's patient, wait-and-see approach and rising political risk on a global scale. With current oil prices exceeding $115 per bbl, we believe Trinidad is well positioned to capitalize on drilling opportunities by utilizing our new, high tech, deeper drilling fleet that is capable of drilling more complex wells.

The excess natural gas storage and resulting negative impact on natural gas prices that persisted for most of 2007 appears to be easing. With natural gas inventories starting the heating season at record highs, early 2008 sentiment was bearish, however, a cold winter in North America reduced natural gas storage levels to exit the quarter near the five-year average. This stronger than expected natural gas consumption, coupled with reduced liquefied natural gas imports to the US, has led to strengthening economic fundamentals with improved demand for oilfield services expected to increase by the fourth quarter of 2008. Stronger than expected natural gas and oil prices thus far in 2008 should positively impact customer cash flows and provide incentive to drill oil and natural gas wells. However, a sustained period of higher natural gas prices will most likely be required to instil producer confidence to increase overall drilling activity. We believe many of our customers had a defined work scope for the first half of 2008 and are taking a wait-and-see approach to the latter half of this year. Further, we believe that they will utilize the upcoming seasonally slower spring break-up period to re-evaluate their spending plans for the balance of 2008, and potentially adjust their 2008 budgets upwards.

The Alberta government's announcement of the "New Royalty Framework" created significant uncertainty in the oil and gas industry in Alberta. The effect of the announcement immediately impacted activity levels as exploration and production companies curtailed capital spending projects in order to assess the financial impact that the new royalty rate structure would have on the long-term economic viability of capital projects. During the 2008 provincial election, the Alberta government went on record stating there had been "unintended consequences" from the "New Royalty Framework" and the issue would be revisited. As a result, on April 10, 2008, the Alberta government made several changes to the "New Royalty Framework" which included concessions that provide tax breaks for deep drilling. Both the near and long-term impact to Trinidad will be dependent on its customers' capital spending plans for 2008 and beyond, but the introduction of tax breaks for deeper drilling positions Trinidad well given the nature of our current fleet.

Trinidad remains focused on the US market as this segment continues to contribute a significant portion of the Company's overall results. With the completion of the rig construction program last year, combined with the Axxis acquisition and the transfer of two rigs from Canada, the combined US rig fleet now totals 48 land drilling rigs, one barge rig, three barge rigs under Bareboat Charters and one barge rig under construction. All rigs that have been deployed under the rig construction program are secured by long-term take-or-pay contracts while rigs acquired from the Axxis acquisition are secured by fixed-price contracts. This presence in the US has further enhanced Trinidad's strategic positioning and through this geographical diversification the Company has maintained shareholder value and has mitigated the low industry fundamentals in the Canadian marketplace. Future cash flows are expected to be further enhanced with the deployment of the second barge drilling rig.

Trinidad's Board of Directors and management team are focused on increasing value through continuing to manage current operations, growing the business and being the market leader. Management will continue to evolve the face of Trinidad with the objective to ensure that the strategic goals of the organization are met and value for shareholders is maximized. All future capital investments will continue to be evaluated based on return on capital with a focus on low risk operating environments.

Trinidad Drilling Ltd. is a growth-oriented, dividend-paying oil and natural gas services provider based in Calgary, Alberta. Focusing on deeper drilling, modern rig fleets, in-house design and technology-based advancement, Trinidad has positioned itself as a premium service provider. Trinidad's growth is driven by chasing and capturing new horizons – advancing technologies, offering new services, entering new markets and performing strategic acquisitions. With the completion of the recent rig construction program and the acquisition of Axxis, the Company has 110 land drilling rigs ranging in depth capability from 1,000 – 6,500 metres, and two barge drilling rigs, one of which is currently under construction. In addition to its drilling rigs, Trinidad has 20 well servicing rigs that have been completely retrofitted or were constructed within the past five years and 20 pre-setting and coring rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most highly capable, expertly designed, well-equipped, adaptable and competitive in the industry.

"signed" Lyle C. Whitmarsh
President and Chief Executive Officer

"signed" Brent J. Conway
Chief Financial Officer

For further information please contact:

Lyle Whitmarsh, President & Chief Executive Officer or Brent Conway, Chief Financial Officer or Lisa Ciulka, Director of Investor Relations at:
Phone: (403) 265-6525 Fax: (403) 265-4168
E-mail: lciulka@trinidaddrilling.com

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

TRINIDAD DRILLING LTD

CONSOLIDATED BALANCE SHEETS

($ thousands - Unaudited)	**March 31, 2008**	December 31, 2007
Assets		
Current assets		
Cash and cash equivalents	**9,920**	18,021
Accounts receivable	**196,432**	143,522
Inventory (note 6)	**20,938**	18,231
Prepaid expenses	**3,784**	2,879
Future income taxes	**5,708**	-
	236,782	182,653
Deposit on capital assets	**3,739**	3,458
Capital assets	**1,135,804**	1,110,730
Goodwill	**172,129**	169,134
Other long-term assets	**29,016**	31,181
	1,577,470	1,497,156
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**86,993**	78,649
Dividends payable	**4,202**	-
Accrued trust distributions	**-**	9,616
Current portion of deferred revenue	**6,577**	6,890
Current portion of long-term debt	**1,813**	1,679
Current portion of fair value of interest rate swap	**3,432**	1,718
	103,017	98,552
Deferred revenue	**3,241**	4,038
Long-term debt	**420,217**	402,489
Convertible debentures, net of transaction costs	**317,817**	315,991
Fair value of interest rate swaps	**5,914**	4,211
Future income taxes	**52,250**	37,373
	902,456	862,654
Shareholders' equity		
Shareholders' equity (note 7(a))	**678,339**	-
Unitholders' capital (note 7(b))	**-**	675,728
Exchangeable shares (note 8)	**-**	2,477
Convertible debentures	**28,223**	28,223
Contributed surplus (note 7(c))	**13,996**	13,843
Accumulated other comprehensive loss	**(47,911)**	(61,788)
Retained earnings (deficit)	**2,367**	(23,981)
	675,014	634,502
	1,577,470	1,497,156

(See notes to the unaudited interim consolidated financial statements)

Commitments (note 12)

TRINIDAD DRILLING LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

Three months ended March 31,

($ thousands except share and per share data – Unaudited)	2008	2007
Revenue		
Oilfield services	**221,017**	205,933
Bareboat Charter loss (note 12)	**(1,424)**	-
Other	**58**	278
	219,651	206,211
Expenses		
Operating	**121,223**	113,194
General and administrative	**11,423**	10,429
Interest on long-term debt (note 11)	**7,175**	8,575
Interest on convertible debentures (note 11)	**8,654**	-
Stock-based compensation	**169**	775
Foreign exchange (gain) loss	**(4,382)**	1,286
Depreciation	**23,992**	18,258
(Gain) loss on sale of assets	**(93)**	44
Reorganization costs	**2,549**	-
	170,710	152,561
Earnings before income taxes	**48,941**	53,650
Income taxes		
Current income tax	**631**	1,473
Future income tax	**9,398**	10,234
	10,029	11,707
Net earnings	**38,912**	41,943
Dividends	**(4,202)**	-
Trust distributions	**(8,362)**	(28,737)
Retained earnings - beginning of period	**(23,981)**	11,759
Retained earnings - end of period	**2,367**	24,965
Earnings per share		
Basic	**0.46**	0.50
Diluted	**0.44**	0.49
Weighted average number of shares		
Basic	**83,944,962**	83,796,732
Diluted	**102,627,104**	84,865,852

(See notes to the unaudited interim consolidated financial statements)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

Three months ended March 31,

($ thousands – Unaudited)	**2008**	2007
Net earnings	**38,912**	41,943
Other comprehensive income (loss)		
Change in fair value of derivatives designated as cash flow hedges, net of income tax (note 11)	**(1,585)**	60
Foreign currency translation adjustment	**15,462**	(2,738)
Total other comprehensive income (loss)	**13,877**	(2,678)
Comprehensive income	**52,789**	39,265

(See notes to the unaudited interim consolidated financial statements)

CONSOLIDATED STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Three months ended March 31,

($ thousands – Unaudited)	**2008**	2007
Accumulated other comprehensive loss - beginning of period	**(61,788)**	(750)
Adjust opening balance due to adoption of new accounting policies	**-**	(3,700)
Other comprehensive income (loss) during the period	**13,877**	(2,678)
Accumulated other comprehensive loss - end of period	**(47,911)**	(7,128)

(See notes to the unaudited interim consolidated financial statements)

TRINIDAD DRILLING LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS
Three months ended March 31,

($ thousands – Unaudited)	**2008**	2007
Cash provided by (used in)		
Operating activities		
Net earnings for the period	**38,912**	41,943
Items not affecting cash		
Depreciation	**23,992**	18,258
(Gain) loss on sale of assets	**(93)**	44
Stock-based compensation	**169**	775
Future income tax expense	**9,398**	10,234
Effective interest on financing costs (note 11)	**1,076**	349
Accretion on convertible debentures (note 11)	**1,168**	-
Unrealized foreign exchange (gain) loss	**(4,112)**	1,207
	70,510	72,810
Net change in non-cash operating working capital	**(22,538)**	(27,297)
	47,972	45,513
Investing activities		
(Increase) decrease in deposits on capital assets	**(166)**	28,170
Purchase of capital assets	**(30,175)**	(133,554)
Proceeds from dispositions	**2,741**	203
Change in non-cash working capital	**(24,645)**	4,897
	(52,245)	(100,284)
Financing activities		
Increase in long-term debt, net	**15,263**	86,066
(Decrease) increase in deferred revenue	**(1,425)**	4,717
Net proceeds from shares issues (note 7)	**118**	1,193
Trust unit distribution	**(17,978)**	(28,688)
	(4,022)	63,288
Cash flow from operating, investing and financing activities	**(8,295)**	8,517
Effect of translation on foreign currency cash	**194**	(1,123)
(Decrease) increase in cash for the period	**(8,101)**	7,394
Cash - beginning of period	**18,021**	9,413
Cash - end of period	**9,920**	16,807
Interest paid	**7,217**	7,726
Taxes paid	**48**	86

(See notes to the unaudited interim consolidated financial statements)

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. STRUCTURE OF THE CORPORATION

Organization

Trinidad Drilling Ltd. ("Trinidad" or the "Company") is incorporated under the laws of the Province of Alberta. The Company was formed by way of an arrangement under the Business Corporations Act of Alberta pursuant to an arrangement agreement dated January 9, 2008 between the Company and Trinidad Energy Services Income Trust (the "Trust"). The Arrangement involved the exchange, on a one-for-one basis of trust units and exchangeable shares, after accounting for the conversion factor applicable to the exchangeable shares, for common shares of Trinidad. The effective date of the Arrangement was March 10, 2008 (note 3).

2. ACCOUNTING POLICIES AND ESTIMATES

These unaudited interim consolidated financial statements are prepared by management, in accordance with Canadian Generally Accepted Accounting Principles, and follow the same accounting policies and methods as the audited consolidated financial statements for the year ended December 31, 2007, except as noted below, and therefore do not contain all of the disclosures required for the annual financial statements. As a result, the unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Trust contained in the annual report for the year ended December 31, 2007.

Adoption of new accounting standards

Effective January 1, 2008, Trinidad adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"):

Capital Disclosures

CICA Section 1535 establishes both qualitative and quantitative disclosure requirements about an entity's capital and how it is managed. As a result of adopting this section Trinidad is now required to disclose qualitative information about its objectives, policies and processes for managing capital, such that users of the financial statements will be able to evaluate the Company's management of capital - see note 10.

Inventories

CICA Section 3031 provides guidance on the measurement of inventory, by providing several appropriate valuation techniques to be used in the determination of the cost of inventory, based on the type of inventory held. The adoption of this new standard had no impact on the measurement of inventories; however, further disclosure was required, including the carrying value of each classification of inventory, a reconciliation of the expenses related to inventory used during the period and the disclosure of the amount of any write-downs or reversals of previously written-down amounts, if any – see note 6.

Financial Instruments

The CICA issued two new accounting standards with respect to financial instruments: Section 3862 – *Financial Instruments – Disclosure* and Section 3863 – *Financial Instruments – Presentation*. Section 3862, adopted by Trinidad in conjunction with Section 3863, emphasizes disclosures regarding the nature and extent of the risks arising from financial instruments and how those risks are managed. Following the requirements of Section 3855 – *Financial Instruments – Recognition and Measurement*, adopted January 1, 2007; this new section recommends additional disclosures, including qualitative analysis of the financial instrument risks faced by Trinidad, as well as a quantitative analysis of the effect of changes to these risks, based on market conditions, and their potential impact on Trinidad – see note 11.

Determination of Fair Market Value

The fair value of Trinidad's long-term debt was determined using current market price indicators and the fair-value of the convertible debentures was calculated at the quoted market price.

Section 3863 establishes recommendations for the presentation of financial instruments and non-financial derivatives in the financial statements. There was no impact of the adoption of this section as it is substantially similar to the previously adopted Section 3861 – *Financial Instruments – Disclosure and Presentation.*

There are no other material impacts on the unaudited interim consolidated financial statements for the adoption of these new standards.

FUTURE CHANGES IN ACCOUNTING POLICIES

The CICA issued a new accounting standard, Section 3064 – *Goodwill and Intangible Assets,* which replaces Sections 3062 – *Goodwill and Other Intangible Assets* and 3450 – *Research and Development Costs*; and amended Section 1000 – *Financial Statement Concepts.* These accounting standards updates will be effective for fiscal years beginning on or after October 1, 2008 and Trinidad plans to adopt them effective January 1, 2009. Section 3064 recommends standards for the recognition, measurement and disclosure of goodwill and intangible assets, including research and development costs, and Section 1000 has been amended to clarify the criteria for recognition of an asset. Trinidad is in the process of evaluating the impact of these standards.

3. THE ARRANGEMENT

On March 10, 2008, unitholders of the Trust and holders of the exchangeable shares (the "Securityholders") voted, and overwhelmingly approved, reorganizing the Trust, by way of a plan of arrangement under the Business Corporations Act (Alberta), into a corporation (the "Arrangement") pursuant to an arrangement agreement dated January 9, 2008 between Trinidad and the Trust. The purpose of the Arrangement was to convert the Trust back into a corporate structure that was better suited to its core business model of growth and capital appreciation for its Securityholders. Management and the Board of Directors believe that the best opportunity for creating value is by reinvesting a significant portion of overall cash flow back into the business and to focus on increasing overall per share earnings, cash flow, net asset value, as well as overall debt reduction and they believe that a corporate structure better positions Trinidad to pursue these initiatives. For financial reporting presentation purposes, these changes are being treated as if they occurred on January 1, 2008.

The Arrangement resulted in: (i) unitholders receiving Trinidad shares in exchange for their trust units on a one–for-one basis; and (ii) exchangeable shareholders receiving Trinidad shares on the same basis as unitholders based on the number of trust units into which such shares were exchangeable into on the effective date of the Arrangement.

Effective March 10, 2008, Trinidad established an Incentive Option Plan under which incentive options will be granted to officers, employees and consultants to provide an opportunity for these individuals to participate in the growth and development of the Company. The Incentive Option Plan was developed to replace the Unit Rights Incentive Plan of the Trust and, in accordance with the Arrangement, participants received incentive options on a one-for-one basis for the incentive rights held at the time of conversion. References to the "Incentive Options Plan" and "options" should be read as references to "Unit Rights Incentive Plan" and "rights", respectively, for periods prior to March 10, 2008.

4. SEASONALITY

Trinidad operates a substantial number of rigs in Western Canada and therefore, operations are heavily dependent upon the seasons. The winter season, which incorporates the first quarter, is a busy period as oil and gas companies take advantage of frozen conditions to move drilling rigs into regions which might otherwise be inaccessible to heavy equipment due to swampy conditions. The second quarter normally encompasses a slow period referred to as spring break-up. During this period melting conditions result in temporary municipal road bans that effectively prohibit the movement of drilling rigs. The third and fourth quarters are usually representative of average activity levels.

Trinidad's expansion to the US market has reduced its overall exposure to the seasonal factors that are present in its Canadian operations. These seasonal conditions typically limit Canadian drilling activity, whereas in the US operators have increased flexibility to work throughout the year.

This increased number of operating days throughout the year has allowed Trinidad to better manage its business with more sustainable cash flows throughout the annual cycle.

5. ACQUISITION

Acquisition of assets of Axxis

Effective July 5, 2007, a subsidiary of Trinidad purchased substantially all of the assets of US-based Drilling Productivity Realized, L.L.C., P.C. Axxis, L.L.C., DPR International, L.L.C. and DPR Rentals, L.L.C. (collectively, "Axxis") for consideration of $148.1 million. Additionally, Trinidad acquired a commitment to construct an additional barge rig for approximately US$27.5 million, of which $5.6 million had been spent at the time of acquisition and was reimbursed to the former owners and included in the purchase price. The acquisition was funded through the issuance of $29.3 million of convertible debentures to the former shareholders of Axxis and $124.4 million in cash proceeds raised through a public issuance of 325,000 convertible debentures for gross proceeds of $325.0 million.

The consideration paid for this acquisition has been allocated under the purchase method as follows:

($ thousands)	**2007**
Purchase price allocated as follows:	
Capital assets	**96,488**
Assets under construction	**5,624**
Intangible assets	**39,569**
Goodwill	**51,636**
Long-term liabilities	**(39,569)**
	153,748
Financed as follows:	
Convertible debentures	**29,337**
Cash	**124,411**
	153,748

As a result of the acquisition of Axxis, Trinidad is obligated to pay US$12.5 million annually to the former shareholders of Axxis for the next three years following the acquisition pertaining to provisions under the Bareboat Charters, discussed further in note 12 – Commitments. The consideration will be paid annually and is contingent on the continued operation of three barge rigs currently under contract. To the extent that these contracts are terminated prior to the end of the three years no further payments will be required. The amount paid under this commitment is considered a cost of the purchase and has been included in the purchase price and will be accrued and recorded against the associated revenue earned from the rigs and reported net as Bareboat Charter income (loss).

6. INVENTORY

($ thousands)	**March 31, 2008**	December 31, 2007
Parts and materials	**8,387**	8,884
Work-in-progress	**12,551**	9,347
Total inventory	**20,938**	18,231

All inventory balances are carried at the lower of cost or net realizable value. The construction operations regularly utilizes inventory in the construction and recertification of rigs and rig related equipment. For the three months ending March 31, 2008, there were no material write-downs or reversal of previously written-down amounts.

Throughout the period the amount of inventories recognized as an expense were:

Three months ended March 31, *($ thousands)*	**2008**	2007
Raw materials and consumables purchased	**10,166**	26,818
Labour costs	**3,317**	3,126
Other costs	**100**	64
Net change in inventory	**(2,707)**	(585)
Amount of inventories expensed in period	**10,876**	29,423

7. SHAREHOLDERS' EQUITY AND CONTRIBUTED SURPLUS

a) Shareholders' equity

Authorized
Unlimited number of common shares, voting, participating

($ thousands except share data)	**March 31, 2008**		December 31, 2007	
	Number of Shares	**Amount $**	Number of Shares	Amount $
Shareholders' equity – opening balance	**-**	**-**	-	-
Shares issued pursuant to the Arrangement	**84,035,873**	**678,282**	-	-
Shares issued on exercise of options	**4,375**	**51**	-	-
Contributed surplus transferred on exercised options	**-**	**6**	-	-
Shareholders' equity – closing balance	**84,040,248**	**678,339**	-	-

b) Unitholders' capital

($ thousands except unit data)	**March 31, 2008**		December 31, 2007	
	Number of Units	**Amount $**	Number of Units	Amount $
Unitholders' capital – opening balance	**83,615,790**	**675,728**	82,981,952	669,584
Trust units issued on conversion of exchangeable shares	**412,233**	**2,477**	356,404	3,300
Trust units issued on exercise of rights	**7,850**	**67**	277,434	2,515
Contributed surplus transferred on exercised rights	**-**	**10**	-	329
Trust units cancelled under the Arrangement	**(84,035,873)**	**(678,282)**	-	-
Unitholders' capital – closing balance	**-**	**-**	83,615,790	675,728

c) Contributed surplus

($ thousands)	**March 31, 2008**	December 31, 2007
Contributed surplus – opening balance	**13,843**	11,722
Stock-based compensation expense	**169**	2,450
Contributed surplus transferred on exercise of options	**(16)**	(329)
Contributed surplus – ending balance	**13,996**	13,843

8. EXCHANGEABLE SHARES

Trinidad has the following exchangeable shares outstanding:

($ thousands except share data)	**March 31, 2008**		December 31, 2007	
	Number of Shares	**Amount $**	Number of Shares	Amount $
Exchangeable shares – opening balance	**300,599**	**2,477**	611,966	5,777
Exchangeable shares exchanged, Initial Series	**(253,430)**	**(1,977)**	-	-
Exchangeable shares exchanged, Series C	**(47,169)**	**(500)**	(311,367)	(3,300)
Exchangeable shares – ending balance	-	-	300,599	2,477

Pursuant to the Arrangement all the exchangeable shares of Trinidad were converted based on the exchange ratio in effect at the time of conversion to trust units and subsequently exchanged on a one-for-one basis for common shares. The initial series exchangeable shares were exchanged at a ratio of 1.39024 providing for 352,328 trust units upon conversion. Series C exchangeable shares were exchanged at a ratio of 1.27001 providing for 59,905 trust units upon conversion.

9. INCENTIVE OPTION PLAN

Incentive Option Plan

On May 2, 2003, the Trust established the Unit Rights Incentive Plan and pursuant to the Arrangement on March 10, 2008, all outstanding incentive rights were exchanged, on a one-for-one basis, for incentive options under the new Incentive Option Plan. The Incentive Option Plan was created to assist directors, officers, employees and consultants of Trinidad and its affiliates to participate in the growth and development of the Company. The Incentive Option Plan is substantially identical to the Unit Rights Incentive Plan; however, does not include an exercise price reduction mechanism.

The following table sets out options that are outstanding under Trinidad's Incentive Option Plan:

	March 31, 2008		December 31, 2007	
	Number of Options	**Weighted Average Exercise Price ($)**	Number of Rights	Weighted Average Exercise Price ($)
Outstanding – opening balance	**7,965,670**	**12.55**	8,246,839	12.43
Granted during the period	-	-	63,486	13.44
Exercised during the period	**(12,225)**	**9.68**	(277,434)	9.06
Forfeited during the period	**(49,825)**	**14.63**	(67,221)	13.38
Outstanding – ending balance	**7,903,620**	**12.54**	7,965,670	12.55

Trinidad uses the Black–Scholes option-pricing model to determine the estimated fair value of the options issued subsequent to January 1, 2003. The per share weighted average fair value of options granted during the period ended March 31, 2008 was nil as no options were granted over this period (2007 - $1.49).

10. CAPITAL MANAGEMENT

Trinidad's capital is comprised of debt, convertible debentures and shareholders' equity, less cash and cash equivalents. Management regularly monitors total capitalization to ensure flexibility in the pursuit of ongoing initiatives, while ensuring that shareholder returns are being maximized. The overall capitalization of the Company is outlined below:

($ thousands)	**March 31, 2008**	December 31, 2007
Long-term debt [1]	**425,273**	407,786
Convertible debentures [1]	**329,449**	328,281
Total debt	**754,722**	736,067
Shareholders' equity	**675,014**	634,502
Less: cash and cash equivalents	**(9,920)**	(18,021)
Total capitalization	**1,419,816**	1,352,548

(1) Balance outstanding without consideration of transaction costs.

Management is focused on several objectives while managing the capital structure of the Company. Specifically:

- Ensuring Trinidad has the financing capacity to continue to execute on opportunities to increase overall market share through strategic acquisitions and fleet construction programs that add value to our shareholders;
- Maintaining a strong capital base to ensure that investor, creditor and market confidence is secured;
- Maintaining balance sheet strength, ensuring Trinidad's strategic objectives are met, while retaining an appropriate amount of leverage;
- Providing shareholder return through dividends to ensure that income-oriented investors are provided a cash yield; and
- Safeguarding the entity's ability to continue as a going concern, such that it continues to provide returns for shareholders and benefits for other stakeholders.

Trinidad manages its capital structure based on current economic conditions, the risk characteristics of the underlying assets, and Trinidad's planned capital requirements, within guidelines approved by its Board of Directors. Total capitalization is maintained or adjusted by drawing on existing debt facilities, issuing new debt or equity securities when opportunities are identified and through the disposition of underperforming assets to reduce debt or equity when required. On March 10, 2008, Trinidad converted from a growth-oriented income trust to a growth-oriented, dividend-paying corporation. As a result of this conversion the capital focus of the Company was shifted to realign with prior objectives of aggressive growth in its business and increasing returns to shareholders. Prior to the conversion Trinidad was subject to the "Normal Growth" provisions enacted under Bill C-52, which effectively limited the growth the Company could pursue. Through the elimination of these provisions, under the new corporate structure, management will be better positioned to pursue identified growth opportunities.

The Company's syndicated loan facility is subject to five financial covenants, which are reported to the bank on either a monthly or quarterly basis. These covenants are used by management to monitor capital, with increased focus on the Consolidated Leverage Ratio. This ratio is calculated as the consolidated debt balance divided by adjusted consolidated earnings for the rolling four quarters, and must be maintained below 2.5:1. For the rolling four quarters ending March 31, 2008, this ratio was 2.13:1 (December 31, 2007 – 1.85:1), which remains in compliance with all of the banking syndicate's financial covenants.

11. FINANCIAL INSTRUMENTS

Carrying Value and Fair Value Disclosures on Financial Instruments

Trinidad's financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, interest rate swaps, long-term debt, and the convertible debentures. The carrying amounts of these financial instruments reported on the Company's unaudited interim consolidated balance sheets approximates their fair values due to their short-term nature, with the exception of the long-term debt and the convertible debentures. The carrying values of Trinidad's financial instruments are as follows:

	March 31, 2008			
($ thousands)	**Held for Trading**	**Loans and Receivables**	**Other Liabilities**	**Total Carrying Value**
Cash and cash equivalents	**9,920**	-	-	**9,920**
Accounts receivable	-	**196,432**	-	**196,432**
Accounts payable and accrued liabilities	-	-	**86,993**	**86,993**
Interest rate swaps	-	-	**9,346**	**9,346**
Long-term debt	-	-	**393,161**	**393,161**
Convertible debentures	-	-	**346,040**	**346,040**

	December 31, 2007			
($ thousands)	**Held for Trading**	**Loans and Receivables**	**Other Liabilities**	**Total Carrying Value**
Cash and cash equivalents	18,021	-	-	18,021
Accounts receivable	-	143,522	-	143,522
Accounts payable and accrued liabilities	-	-	78,649	78,649
Interest rate swaps	-	-	5,929	5,929
Long-term debt	-	-	373,204	373,204
Convertible debentures	-	-	344,214	344,214

The fair values and carrying values of Trinidad's financial instruments are as follows:

	March 31, 2008		December 31, 2007	
($ thousands)	**Fair Value**	**Carrying Value**	Fair Value	Carrying Value
Interest rate swaps	**9,346**	**9,346**	5,929	5,929
Credit facilities (1)				
Canadian Revolving Credit Facility	**166,497**	**164,000**	148,744	148,000
Canadian Term Facility	**103,792**	**98,083**	99,831	98,334
US Term Facility	**133,178**	**125,853**	123,703	121,847
Convertible debentures (1)	**354,337**	**357,672**	337,506	356,504
Other debt	**8,961**	**8,468**	8,773	8,641
	776,111	**763,422**	724,486	739,255

(1) The convertible debentures and credit facilities are recorded at their gross amounts and do not include transaction costs incurred on their issuance and the convertible debentures carrying value includes both the debt and equity components.

Trinidad has estimated the fair value amounts using appropriate valuation methodologies and information available to management as of the valuation dates. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it was practicable to estimate that value:

- *Cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities* – The carrying amounts approximate fair value because of the short maturity of these instruments.

- *Interest rate swaps* – The fair value of the interest rate swaps is based on the quoted market prices at the date of valuation.
- *Long-term debt* – The fair value of the various pieces of long-term debt are based on values quoted from third-party financial institutions using current market price indicators.
- *Convertible debentures* – The fair value is based on the closing market price on the date of valuation.

Interest rate swap

Trinidad entered into two cash flow hedges using interest rate swap arrangements to hedge the floating rate interest on fifty percent of the outstanding balance of the US and Canadian term debt facilities. These contracts have been recorded at their fair value on the Company's unaudited interim consolidated financial statements. During the first quarter of 2008, Trinidad recorded a loss of $1.6 million (2007 - $0.06 million gain) in Other Comprehensive Income ("OCI"), net of taxes of $1.6 million (2007 – nil), due to the change in fair value of the cash flow hedge. Trinidad has assessed 100% hedge effectiveness; hence the entire change in fair value has been recorded in OCI.

Financing costs

The carrying value of the long-term debt and convertible debentures was recorded net of debt issuance costs. Under the effective interest rate method Trinidad recorded interest expense of $0.4 million and $0.7 million relating to the cost under the debt facility and the convertible debentures, respectively, for the three months ended March 31, 2008 (2007 - $0.3 million and nil, respectively) using the effective interest method.

Nature and Extent of Risks Arising from Financial Instruments

Trinidad is exposed to a number of market risks arising through the use of financial instruments in the ordinary course of business. Specifically, Trinidad is subject to credit risk, currency risk, interest rate risk and liquidity risk.

Credit Risk

Trinidad is exposed to credit risk as a result of extending credit to customers prior to receiving payment for services to be performed, creating exposure on accounts receivable balances with trade customers. This exposure to credit risk is managed through a corporate credit policy whereby upfront evaluations are performed on all customers and credit is granted based on payment history, financial conditions and anticipated industry conditions. In the instance that a customer does not meet initial credit evaluations work may be performed subject to a prepayment of services. Customer payments are continuously monitored to ensure the creditworthiness of all customers with outstanding balances and when collectability becomes questionable a provision for doubtful accounts has been established. The following is a reconciliation of the change in the reserve balance:

($ thousands)	**Three months ended March 31, 2008**	Year ended December 31, 2007
Opening reserve balance	**4,364**	5,132
Increase in reserve recorded in the income statement in the current period	**-**	3,929
Working capital adjustments relating to acquisitions	**-**	(4,455)
Write-offs charged against the reserve	**(342)**	(149)
Recoveries of amounts previously written–off	**(844)**	(93)
Reserve allowance at period end	**3,178**	4,364

As at March 31, 2008, Trinidad had accounts receivable of $8.2 million that were greater than 90 days for which no provision had been established, as the Company believes that these amounts will be collected.

Currency Risk

Trinidad's operations are affected by fluctuations in currency exchange rates due to the Company's expansion into the US marketplace and reliance on US suppliers to deliver components used by its manufacturing subsidiaries. Over the last two years, the Canadian dollar has experienced significant volatility, ranging from an exchange low of $0.84 US/Canadian to an exchange high of $1.09 US/Canadian. The exposure to realized foreign currency fluctuations from its US subsidiaries is mitigated due to the independence of the US operations from its Canadian parent company for cash flow requirements to satisfy daily operations, creating a natural hedge. However, upon consolidation, Trinidad is exposed to unrealized

fluctuations in the gains and losses on consolidation and US-denominated intercompany balances in the Canadian entities. As at March 31, 2008, the Company did not have any foreign currency hedges in place and does not intend to enter into any new currency hedges. The Company may, however, hedge foreign currency rates in the future, depending on the business environment and growth opportunities.

As at March 31, 2008, portions of Trinidad's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities were denominated in US dollars. In addition, Trinidad's US subsidiary is subject to translation gains and losses upon consolidation. Based on these US dollar financial instrument closing balances, net income and OCI for the three months ended March 31, 2008, would have fluctuated by approximately $0.1 million and $3.3 million, respectively, for every $0.01 variation in the value of the US/Canadian exchange rate.

Interest Rate Risk

Trinidad is subject to risk exposure related to changes in interest rates on borrowings under the credit facilities which are subject to floating interest rates. In order to hedge this overall risk exposure Trinidad entered into interest rate swaps on fifty percent of the outstanding borrowings under the US and Canadian term credit facilities, rendering them partially fixed. As at March 31, 2008, Trinidad had $387.9 million outstanding under the credit facilities. A change of one percent in the interest rates would cause a $0.7 million change in the interest expense for the three months ended March 31, 2008.

Liquidity Risk

Liquidity risk is the risk that Trinidad will not be able to meet its financial obligations as they become due. The Company actively manages its liquidity through daily, weekly and longer-term cash outlook and debt management strategies. Trinidad's policy is to ensure that sufficient resources are available either from cash balances, cash flows or undrawn committed bank facilities, to ensure all obligations are met as they fall due. To achieve this objective, the Company:

- Maintains cash balances and liquid investments with highly-rated counterparties;
- Limits the maturity of cash balances; and
- Borrows the bulk of its debt needs under committed bank lines or other term financing.

The following maturity analysis shows the remaining contractual maturities for Trinidad's financial liabilities:

As at March 31, 2008	2008	2009	2010	2011	2012	Thereafter
Accounts payable and accrued liabilities	86,993	-	-	-	-	-
Interest rate swaps	2,522	3,409	2,541	874	-	-
Canadian revolving debt (1)	-	164,000	-	-	-	-
Canadian term debt	750	1,000	1,000	95,333	-	-
US term debt	962	1,283	1,283	122,432	-	-
Other debt	552	484	492	6,940	-	-
Convertible debentures (2)	-	-	-	-	-	-
Interest payments on contractual obligations	38,707	44,845	42,020	31,067	13,731	-
Total	130,486	215,021	47,336	255,779	13,731	-

(1) This revolving debt facility is renewable annually subject to the mutual consent of the lenders. To the extent that it is not renewed the drawn-down balance would become due 364 days later. Trinidad anticipates this debt facility to be renewed into the future.
(2) Trinidad expects to convert the convertible debentures into shares and therefore no commitment has been recorded.

12. COMMITMENTS

Rig Construction Program

In conjunction with the acquisition of the assets of Axxis, Trinidad assumed the remaining construction commitments of a barge rig, of which $5.6 million had been spent as at the date of the acquisition and was reimbursed to the former owners of Axxis. Total costs of construction are expected to be US$27.5 million of which US$19.2 million had been spent as of March 31, 2008. The barge rig is expected to be deployed in the second quarter of 2008.

Bareboat Charters

As a part of the Axxis acquisition, Trinidad entered into an Assignment Agreement in which the contracts to operate three barge rigs (the "Bareboat Charters" or "Charter") were transferred to Trinidad. Under the Bareboat Charters, Trinidad is committed to operate the rigs on behalf of a third party. In turn, as the owners of the rigs, this third party is entitled to receive 25% of the net operating revenues (gross revenue minus $1,200 per day general and administrative cost) and 50% of the net margin earned under each charter. Under the original agreement any earnings in excess of this payment were to be retained as compensation for the operation of the barge rigs; however, as part of the purchase agreement Trinidad committed to pay the former owners of Axxis US$12.5 million per year for the next three consecutive years, of which one-third of the payment, or US$4.2 million, shall be attributable to each of the three Bareboat Charters.

This payment is contingent on the continued operation of the rigs and to the extent that the contract is terminated by the rigs' owner, no further payments will be required. This fixed payment was structured to represent the residual earnings in excess of the payment to the third party; hence Trinidad is exposed to minimal risk and rewards of the arrangement. In the instance that dayrates or expenses fluctuate from the original provisions in the Bareboat Charters, Trinidad is exposed to the residual gain or loss; however, it was determined the impact would not be significant. Trinidad has disclosed all transactions pertaining to the Bareboat Charters on a net basis. Trinidad does not bear the significant risks and rewards of the arrangement nor does it absorb the associated credit risk or asset risk.

13. SEGMENTED INFORMATION

Since Trinidad announced its intention to expand operations into the US marketplace in 2005, its operations have been diversified from its primary geographical focus in Western Canada to include various locations in the United States, such that a significant proportion of Trinidad's operations now occur in the US marketplace. The acquisitions of Cheyenne Drilling and Axxis, as well as Trinidad's rig construction program, provided additional rigs of varying depths and capabilities for the US operations, which complemented the drilling fleet operating in the Canadian market and expanded Trinidad's overall drilling operations. Despite the similarities in the assets acquired, the increased management depth in the United States and the varying conditions between the Canadian and United States market have resulted in management evaluating Trinidad's drilling performance on a geographically segmented basis. In addition, the acquisition of Mastco in 2006 further broadened the operations of Trinidad to include the capability to design, manufacture, sell and refurbish drilling rigs and related equipment. The unique characteristics of this subsidiary, which are different from Trinidad's core drilling operations, have resulted in management's separate evaluation of its results. Transactions between the segments are recorded at cost and have been eliminated upon consolidation.

Three months ended March 31, 2008 *(\$ thousands)*	**Canadian Drilling Operations**	**United States Drilling Operations**	**Construction Operations**	**Inter-segment Eliminations**	**Total**
Revenue	132,104	84,313	11,591	(8,357)	**219,651**
Operating expense	72,262	46,442	10,876	(8,357)	**121,223**
Gross margin	59,842	37,871	715	-	**98,428**
Interest on long-term debt	4,690	2,518	(33)	-	**7,175**
Interest on convertible debentures	8,654	-	-	-	**8,654**
Depreciation	10,819	13,005	168	-	**23,992**
Loss (gain) on assets	15	163	(271)	-	**(93)**
Income before corporate items	35,664	22,185	851	-	**58,700**
General and administrative					**11,423**
Stock-based compensation					**169**
Foreign exchange gain					**(4,382)**
Reorganization costs					**2,549**
Income taxes					**10,029**
Net earnings					**38,912**

Capital expenditures (including acquisitions, transfers and deposits)	(4,189)	34,512	18	-	**30,341**
Total assets	715,548	831,806	30,116	-	**1,577,470**
Goodwill	38,154	87,355	46,620	-	**172,129**

Three months ended March 31, 2007 ***($ thousands)***	**Canadian Drilling Operations**	**United States Drilling Operations**	**Construction Operations**	**Inter-segment Eliminations**	**Total**
Revenue	135,085	62,840	30,608	(22,322)	**206,211**
Operating expense	71,932	34,161	29,423	(22,322)	**113,194**
Gross margin	63,153	28,679	1,185	-	**93,017**
Interest on long-term debt	5,294	3,254	27	-	**8,575**
Interest on convertible debentures	-	-	-	-	**-**
Depreciation	9,432	8,675	151	-	**18,258**
Loss on assets	14	30	-	-	**44**
Income before corporate items	48,413	16,720	1,007	-	**66,140**
General and administrative					**10,429**
Stock-based compensation					**775**
Foreign exchange gain					**1,286**
Reorganization costs					**-**
Income taxes					**11,707**
Net earnings					**41,943**
Capital expenditures (including acquisitions, transfers and deposits)	30,598	75,470	(684)	-	**105,384**
Total assets	748,146	600,934	14,260	-	**1,363,340**
Goodwill	38,154	42,098	42,837	-	**123,089**

14. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to current year's presentation. Such reclassification did not impact previously reported net earnings or retained earnings.

END